ZipRecruiter, Inc.
604 Arizona Ave.
Santa Monica, CA 90401
May 11, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeff Kauten, Staff Attorney Larry Spirgel, Office Chief Morgan Youngwood, Senior Staff Accountant Stephen Krikorian, Accounting Branch Chief
Re:	ZipRecruiter, Inc. Registration Statement on Form S-1 (File No. 333-255488) originally filed April 23, 2021, as amended, and corresponding Registration Statement on Form 8-A filed May 11, 2021
Requested Date: May 14, 2021
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
ZipRecruiter, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes James D. Evans, Katherine K. Duncan, or Janiece A. Jenkins, each of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Duncan at (206) 389-4537 or, in her absence, Ms. Jenkins at (206) 389-4545 or Mr. Evans at (206) 389-4559.
* * *

Sincerely,

ZIPRECRUITER, INC.

By:	/s/ Ryan Sakamoto
Ryan Sakamoto
General Counsel and Corporate Secretary

cc:	Ian Siegel, Chief Executive Officer
Ryan Sakamoto, General Counsel and Corporate Secretary
ZipRecruiter, Inc.

James D. Evans, Esq.
Katherine K. Duncan, Esq.
Janiece A. Jenkins, Esq.
Fenwick & West LLP
[Signature Page to Company Acceleration Request Letter]